FORM 6-K/A

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated July 14, 2005

Commission File Number 001-11005

ARACRUZ CELULOSE S.A.

(Exact Name as Specified in its Charter)

ARACRUZ CELLULOSE S.A.

(Translation of Registrant’s Name)

Rua Lauro Muller, 116—40th floor, Botafogo

Rio de Janeiro, RJ, 22299-900, Brazil

(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):        Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   July 14, 2005

ARACRUZ CELULOSE S.A.

By:	/s/ Carlos Augusto Lira Aguiar
	Name:	Carlos Augusto Lira Aguiar
	Title:	Chief Executive Officer

This Annual Report (IAN) is being resubmitted in this Form 6-K/A to reflect changes made in the Brazilian filing, with respect to interest on shareholders' equity, substitution of an alternate member of the Company's Board of Directors and alteration in the shareholdings of shareholder Votorantim Cellulose e Papel S.A.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1.	2004 IAN